UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aura Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

05153U107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05153U107	SCHEDULE 13G	Page 2

1.	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 (1)
	6.	SHARED VOTING POWER 1,600,076 (1)
	7.	SOLE DISPOSITIVE POWER 0 (1)
	8.	SHARED DISPOSITIVE POWER 1,600,076 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,076 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCET OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.48% (2)
12.	TYPE OF REPORTING PERSON (see instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

Percent of class based on 29,210,549 shares of Common Stock, $0.00001 par value per share (“Common Stock”), of Aura Biosciences, Inc. (the “Issuer”) issued and outstanding as of November 19, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2021.

CUSIP No. 05153U107	SCHEDULE 13G	Page 3

1.	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 (1)
	6.	SHARED VOTING POWER 1,600,076 (1)
	7.	SOLE DISPOSITIVE POWER 0 (1)
	8.	SHARED DISPOSITIVE POWER 1,600,076 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,076 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCET OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.48% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	Percent of class based on 29,210,549 shares of Common Stock issued and outstanding as of November 19, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 24, 2021.

Item 1.

(a)	Name of Issuer:

Aura Biosciences, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

85 Bolton Street, Cambridge, MA 02140.

Item 2.

(a)	Name of Person Filling:

This Amendment No. 1 (this “Amendment”) to the Schedule 13G filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on November 10, 2021 is being filed jointly by Arix Bioscience Plc (“Arix Plc”) and Arix Bioscience Holdings Limited (“Arix Plc” and collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement dated as of November 10, 2021, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Amendment and any subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Address of principal business office or, if none, residence:

The principal place of business of each of the Reporting Persons is Duke Street House, 50 Duke Street, London W1J 6EQ, United Kingdom.

(c)	Citizenship:

The Reporting Persons are companies formed under the laws of England and Wales.

(d)	Title of class of securities:

Common Stock, $0.00001 par value per share (“Common Stock”).

(e)	CUSIP No.:

05153U107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2021, Arix Ltd. directly and beneficially owned 1,600,076 shares of Common Stock, representing approximately 5.48% of the issued and outstanding shares of Common Stock. Arix Plc is sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 29,210,549 shares of Common Stock issued and outstanding as of November 19, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 24, 2021.

(b)	Percent of class:

The information set forth in Item 4(a) of this Amendment is incorporated by reference into this Item 4(b).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

1,600,076

(iii)	Sole power to dispose or direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

1,600,076

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

ARIX BIOSCIENCE PLC

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Chief Executive Officer

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Chief Executive Officer

Exhibit List

Exhibit No.	Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated November 10, 2021 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13G filed with the SEC on November 10, 2021).